<PAGE 1>

                                                             File No. 69-122

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549-1004

                                  Form U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the fiscal year ended December 31, 1998


                          COMMONWEALTH ENERGY SYSTEM


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

   Claimant

   Commonwealth Energy System (the System), a Massachusetts Trust, organized in the Commonwealth of Massachusetts is located in Cambridge, Massachusetts. The System owns investments in the following electric and gas utilities and other subsidiaries all of which are organized in the Commonwealth of Massachusetts:

   Name of Company                             Location

   Electric Utilities

   Cambridge Electric Light Company            Cambridge, Massachusetts
   Canal Electric Company                      Sandwich, Massachusetts
   Commonwealth Electric Company               New Bedford, Plymouth,
                                                 Martha's Vineyard and
                                                 the geographic area
                                                 comprising Cape Cod,
                                                 Massachusetts

   Gas Utility

   Commonwealth Gas Company                    Cambridge, Framingham, New
                                                 Bedford, Plymouth, South-
                                                 boro, Somerville and
                                                 Worcester, Massachusetts

   Other Subsidiaries

   Advanced Energy Systems, Inc.               Cambridge, Massachusetts
     (Engaged in the business of
      owning and operating energy
      facilities)

   COM/Energy Acushnet Realty                  Cambridge, Massachusetts
     (Organized as a Trust;
      leases land to Hopkinton
      LNG Corp.)

<PAGE 2>

                          COMMONWEALTH ENERGY SYSTEM


   Other Subsidiaries (Continued)


   Name of Company                             Location


   COM/Energy Cambridge Realty                 Cambridge, Massachusetts
     (Organized as a Trust to
      hold various properties)

   COM/Energy Freetown Realty                  Cambridge, Massachusetts
     (Organized as a Trust
      to develop a parcel of
      land)

   COM/Energy Marketing, Inc.                  Cambridge, Massachusetts
     (Engaged in the marketing
      and sale of energy products
      and services)

   COM/Energy Research Park Realty             Cambridge, Massachusetts
     (Organized as a Trust to
      develop a research complex)

   COM/Energy Resources, Inc.                  Cambridge, Massachusetts
     (Organized to engage in the
      sale of energy and energy
      services)

   COM/Energy Services Company                 Cambridge, Massachusetts
     (Service company)

   COM/Energy Steam Company                    Cambridge, Massachusetts
     (Sells steam for heating
      and industrial production)

   COM/Energy Technologies, Inc.               Cambridge, Massachusetts
     (Engaged in the production,
      distribution, marketing and
      sale of energy information
      and control products and
      technologies)

   Darvel Realty Trust                         Cambridge, Massachusetts
     (Owns, develops and operates
      real estate)

   Hopkinton LNG Corp.                         Cambridge, Massachusetts
     (Operates an LNG facility
      with Commonwealth Gas Company
      being its primary customer)

   All of the previously listed subsidiaries are wholly-owned.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies is included in Exhibit C attached hereto.

<PAGE 3>

                          COMMONWEALTH ENERGY SYSTEM


3. Reference is made to Exhibit D attached hereto for a description of sales and purchases of electricity and gas.

   This statement consists of pages numbered 1, 2, 3 and 4 inclusive, together with the following exhibits:

         Exhibit A -     Financial Statements (Should be read in conjunction
                         with the Annual Report on Form 10-K filed with the Securities and Exchange Commission.)

         Exhibit B -     Financial Data Schedule

         Exhibit C -     Description of Properties

         Exhibit D -     Sales and Purchases of Electricity and Gas

<PAGE 4>

                          COMMONWEALTH ENERGY SYSTEM

                                  SIGNATURES

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 1999.

                                                  COMMONWEALTH ENERGY SYSTEM



                                                  By     JAMES D. RAPPOLI
                                                         James D. Rappoli,
                                                         Financial Vice
                                                           President and
                                                           Treasurer
SEAL

Attest

   MICHAEL P. SULLIVAN
   Michael P. Sullivan,
   Vice President,
     Secretary and
     General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

   James D. Rappoli                               Financial Vice President
         (Name)                                         and Treasurer
                                                           (Title)

             One Main Street, Cambridge, Massachusetts 02142-9150
                                   (Address)

<PAGE 5>


                                                            INDEX TO
                                                            EXHIBIT A

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES

                         INDEX TO FINANCIAL STATEMENTS


Exhibit  Description

 A - 1   Consolidating Statement of Income for the
           Twelve Months Ended December 31, 1998                Pages 1 - 6

 A - 2   Eliminations and Reclassifications to
           Consolidating Statement of Income for
           the Twelve Months Ended December 31, 1998

             Summary                                            Pages 1 - 3
             Detail                                             Pages 4 - 8

 A - 3   Consolidating Statement of Retained
           Earnings for the Twelve Months Ended
           December 31, 1998                                    Pages 1 - 6

 A - 4   Consolidating Balance Sheet -
           December 31, 1998

             Assets                                             Pages 1 - 6
             Capitalization and Liabilities                     Pages 7 - 12
             Note to Consolidating Balance Sheet                Page 13

 A - 5   Eliminations and Reclassifications to
           Consolidating Balance Sheet -
             December 31, 1998

             Summary                                            Pages 1 - 3
             Detail                                             Pages 3 - 6

<PAGE 6>


                                                                 EXHIBIT A-1
                                                                 PAGE 1 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                   Eliminations
                                                   and Reclass-
                                      Consolidated  ifications       Total

OPERATING REVENUES:
  Electric                             $  636,563    $112,760     $  749,323
  Gas                                     306,099         133        306,232
  Steam                                    21,707         -           21,707
  Other                                    15,746      61,537         77,283
                                          980,115     174,430      1,154,545

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil           107,066         (74)       106,992
  Electricity purchased for resale        228,920     107,316        336,236
  Cost of gas sold                        163,701       9,834        173,535
  Other operation                         235,426      57,428        292,854
  Maintenance                              39,864         -           39,864
  Depreciation                             60,997         -           60,997
  Taxes -
    Local property                         20,879         -           20,879
    Federal and state income -
      Current                              43,791         -           43,791
      Deferred                            (13,815)        -          (13,815)
      Investment tax credits, net          (3,723)        -           (3,723)
    Payroll and other                       8,149         -            8,149
                                          891,255     174,504      1,065,759

OPERATING INCOME (LOSS)                    88,860         (74)        88,786

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries          -       243,894        243,894
  Interest - subsidiaries                     -         2,912          2,912
  Other, net                               12,453         913         13,366
                                           12,453     247,719        260,172

TOTAL INCOME                              101,313     247,645        348,958

INTEREST CHARGES:
  Long-term debt                           37,435         -           37,435
  Intercompany advances                       -         3,751          3,751
  Other interest charges                    9,474         -            9,474
                                           46,909       3,751         50,660

NET INCOME (LOSS)                       $  54,404    $243,894     $  298,298

<PAGE 7>

                                                                 EXHIBIT A-1
                                                                 PAGE 2 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                                   Cambridge
                                       Commonwealth                Electric
                                       Energy       Subsidiaries   Light
                                       System       Combined       Company

OPERATING REVENUES:
  Electric                               $    -      $  749,323    $118,707
  Gas                                         -         306,232         -
  Steam                                       -          21,707         -
  Other                                       -          77,283         -
                                              -       1,154,545     118,707
OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil               -         106,992       2,602
  Electricity purchased for resale            -         336,236      59,387
  Cost of gas sold                            -         173,535         -
  Other operation                           1,583       291,271      28,414
  Maintenance                                 -          39,864       3,439
  Depreciation                                -          60,997       7,871
  Taxes -
    Local property                            -          20,879       2,828
    Federal and state income -
      Current                              (2,083)       45,874      23,298
      Deferred                                 71       (13,886)    (19,391)
      Investment tax credits, net             -          (3,723)       (484)
    Payroll and other                         (77)        8,226         775
                                             (506)    1,066,265     108,739

OPERATING INCOME (LOSS)                       506        88,280       9,968

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries      243,894           -           -
  Interest - subsidiaries                   2,912           -           -
  Other, net                             (187,781)      201,147       2,236
                                           59,025       201,147       2,236

TOTAL INCOME                               59,531       289,427      12,204

INTEREST CHARGES:
  Long-term debt                            2,447        34,988       1,442
  Intercompany advances                       -           3,751         329
  Other interest charges                    2,680         6,794       1,612
                                            5,127        45,533       3,383

NET INCOME (LOSS)                        $ 54,404    $  243,894    $  8,821

<PAGE 8>

                                                                 EXHIBIT A-1
                                                                 PAGE 3 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

(Dollars in Thousands)

                                                COM/      COM/       COM/
                                     Canal      Energy    Energy     Energy
                                     Electric   Acushnet  Cambridge  Freetown
                                     Company    Realty    Realty     Realty

OPERATING REVENUES:
  Electric                           $181,833    $  -      $  -      $   -
  Gas                                     -         -         -          -
  Steam                                   -         -         -          -
  Other                                   -         191       -          -
                                      181,833       191       -          -

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil        89,569       -         -          -
  Electricity purchased for resale        551       -         -          -
  Cost of gas sold                        -         -         -          -
  Other operation                      26,426        28        13        550
  Maintenance                          12,468       -         -          -
  Depreciation                         20,547       -         -          -
  Taxes -
    Local property                      2,510        27         2        130
    Federal and state income -
      Current                          18,381        52        (4)      (258)
      Deferred                         (7,674)      (24)      -          (38)
      Investment tax credits, net      (2,539)      -         -          -
    Payroll and other                     732       -         -          -
                                      160,971        83        11        384

OPERATING INCOME (LOSS)                20,862       108       (11)      (384)

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries      -         -         -          -
  Interest - subsidiaries                 -         -         -          -
  Other, net                          186,523        11         3        -
                                      186,523        11         3        -

TOTAL INCOME                          207,385       119        (8)      (384)

INTEREST CHARGES:
  Long-term debt                        7,854       -         -          -
  Intercompany advances                    57       -         -          169
  Other interest charges                  357       -         -          -
                                        8,268       -         -          169

NET INCOME (LOSS)                    $199,117    $  119    $   (8)   $  (553)

<PAGE 9>

                                                                 EXHIBIT A-1
                                                                 PAGE 4 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                 COM/      COM/      Common-
                                     COM/Energy  Energy    Energy    wealth
                                     Research    Services  Steam     Electric
                                     Park Realty Company   Company   Company

OPERATING REVENUES:
  Electric                             $   -     $   -     $   -     $424,999
  Gas                                      -         -         -          -
  Steam                                    -         -      13,754        -
  Other                                    863    51,703       -          -
                                           863    51,703    13,754    424,999

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -         -       6,581        -
  Electricity purchased for resale         -         -         -      263,087
  Cost of gas sold                         -         -         -          -
  Other operation                          947    50,541     4,368     83,137
  Maintenance                              -         -         528     11,458
  Depreciation                             -         -         318     18,009
  Taxes -
    Local property                         147       -          88      6,413
    Federal and state income -
      Current                           (1,570)     (207)      710     (4,657)
      Deferred                             296       454        12     14,285
      Investment tax credits, net          -         -          (4)      (472)
    Payroll and other                      -         862        37      2,391
                                          (180)   51,650    12,638    393,651

OPERATING INCOME (LOSS)                  1,043        53     1,116     31,348

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -         -         -          -
  Interest - subsidiaries                  -         -         -          -
  Other, net                             8,967       (11)       25         64
                                         8,967       (11)       25         64

TOTAL INCOME                            10,010        42     1,141     31,412

INTEREST CHARGES:
  Long-term debt                           -         -         -       13,253
  Intercompany advances                     39       -          22        426
  Other interest charges                    56       -         -        2,624
                                            95       -          22     16,303

NET INCOME (LOSS)                     $  9,915   $    42   $ 1,119   $ 15,109

<PAGE 10>

                                                                 EXHIBIT A-1
                                                                 PAGE 5 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                      Common-
                                      wealth      Darvel      Hopkinton
                                      Gas         Realty      LNG
                                      Company     Trust       Corp.

OPERATING REVENUES:
  Electric                            $    -      $    -      $   -
  Gas                                  289,083         -          -
  Steam                                    -           -          -
  Other                                    -           891      9,834
                                       289,083         891      9,834

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -           -          -
  Electricity purchased for resale         -           -          -
  Cost of gas sold                     157,552         -          -
  Other operation                       70,453       1,441      6,253
  Maintenance                           10,036         -          -
  Depreciation                          10,979         -        1,514
  Taxes -
    Local property                       6,162         -          537
    Federal and state income -
      Current                           12,498        (164)       738
      Deferred                          (2,764)        389       (332)
      Investment tax credits, net         (197)        -          (27)
    Payroll and other                    2,905         -           11
                                       267,624       1,666      8,694

OPERATING INCOME (LOSS)                 21,459        (775)     1,140

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -           -          -
  Interest - subsidiaries                  -           -          -
  Other, net                             2,801         780         14
                                         2,801         780         14

TOTAL INCOME                            24,260           5      1,154

INTEREST CHARGES:
  Long-term debt                         8,721         -          553
  Intercompany advances                    131         -           54
  Other interest charges                 2,139           5          1
                                        10,991           5        608

NET INCOME (LOSS)                     $ 13,269    $    -      $   546

<PAGE 11>

                                                                 EXHIBIT A-1
                                                                 PAGE 6 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                               COM/       COM/       COM/
                                   Advanced    Energy     Energy     Energy
                                   Energy      Re-        Market-    Tech-
                                   Systems,    sources,   ing,       nologies,
                                   Inc.        Inc.       Inc.       Inc.

OPERATING REVENUES:
  Electric                           $14,046   $   -      $ 9,738    $    -
  Gas                                    -         -       17,149         -
  Steam                                7,953       -          -           -
  Other                               12,187       -          -         1,614
                                      34,186       -       26,887       1,614

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil        8,240       -          -           -
  Electricity purchased for resale     3,499       -        9,712         -
  Cost of gas sold                       -         -       15,983         -
  Other operation                      9,640         5      3,054       6,001
  Maintenance                          1,935       -          -           -
  Depreciation                         1,637       -          -           122
  Taxes -
    Local property                     2,035       -          -           -
    Federal and state income -
      Current                           (553)       32       (768)     (1,654)
      Deferred                           897       (40)        36           8
      Investment tax credits, net        -         -          -           -
    Payroll and other                    306       -           79         128
                                      27,636        (3)    28,096       4,605

OPERATING INCOME (LOSS)                6,550         3     (1,209)     (2,991)

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries     -         -          -           -
  Interest - subsidiaries                -         -          -           -
  Other, net                            (265)        5         (8)          2
                                        (265)        5         (8)          2
TOTAL INCOME                           6,285         8     (1,217)     (2,989)

INTEREST CHARGES:
  Long-term debt                       3,165       -          -           -
  Intercompany advances                2,283       -          168          73
  Other interest charges                 -         -          -           -
                                       5,448       -          168          73

NET INCOME (LOSS)                   $    837   $     8    $(1,385)   $ (3,062)

<PAGE 12>


                                                                 EXHIBIT A-2
                                                                 PAGE 1 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                   ENTRY NUMBER (See Pages 4-8 for detail)


                            TOTAL      1        2        3        4        5

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $112,760  $71,309  $ 3,667  $36,726  $   -   $ 1,002
  Gas                          133      -        -        -        133     -
  Other                     61,537      -        -        -        -       -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production       (74)     -        -        -        133     -
  Electricity purchased
    for resale             107,316   70,283      561   36,472      -       -
  Cost of gas sold           9,834      -        -        -        -       -
  Other operation           57,428    1,026    3,106      254      -     1,002
OTHER INCOME:
  Equity in earnings of
    subsidiaries           243,894      -        -        -        -       -
  Interest - subsidiaries    2,912      -        -        -        -       -
  Other, net                   913      -        -        -        -       -

INTEREST CHARGES:
  Intercompany advances      3,751      -        -        -        -       -
  Other interest charges       -        -        -        -        -       -

NET INCOME                $243,894

<PAGE 13>

                                                                  EXHIBIT A-2
                                                                  PAGE 2 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                                    ENTRY NUMBER (See Pages 4-8 for detail)

                             6         7        8       9       10        11

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $  -      $    -   $   -    $   -    $   56   $  -
  Gas                        -           -       -        -       -        -
  Other                   51,703         -       -        -       -        -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production     -           -       -        -       -      (207)
  Electricity purchased
    for resale               -           -       -        -       -        -
  Cost of gas sold           -           -       -        -       -        -
  Other operation         51,703         -       -        -        56     207

OTHER INCOME:
  Equity in earnings of
    subsidiaries             -       243,894     -        -       -        -
  Interest - subsidiaries    -           -     2,912      -       -        -
  Other, net                 -           -       -        839     -        -

INTEREST CHARGES:
  Intercompany advances      -           -     2,912      839     -        -
  Other interest charges     -           -       -        -       -        -

NET INCOME                          $243,894

<PAGE 14>

                                                                  EXHIBIT A-2
                                                                  PAGE 3 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)

                            ENTRY NUMBER (See Pages 4-8 for detail)

                               12       13

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                  $  -     $   -
  Gas                          -         -
  Other                        -       9,834

OPERATING EXPENSES:
  Fuel used in electric
    and steam production       -         -
  Electricity purchased
    for resale                 -       9,834
  Cost of gas sold             -         -
  Other operation               74       -

OTHER INCOME:
  Equity in earnings of
    subsidiaries               -         -
  Interest - subsidiaries      -         -
  Other, net                    74       -

INTEREST CHARGES:
  Intercompany advances        -         -
  Other interest charges       -         -

NET INCOME

<PAGE 15>


                                                                 EXHIBIT A-2
                                                                 PAGE 4 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)


                                     No. 1

OPERATING REVENUES:
    Electric                                          $71,309
  OPERATING EXPENSES:
    Electricity purchased for resale                              $70,283
    Other operation                                                 1,026

To eliminate intercompany sales of electricity as follows:

                                                       OPERATING EXPENSES
                                          OPERATING  Electricity
                                          REVENUES    Purchased      Other
                                          Electric    for Resale   Operation

Canal Electric Company                     $70,283     $   -       $   -
    Cambridge Electric Light Company           -        14,014         -
    Commonwealth Electric Company              -        56,269         -
Commonwealth Electric Company                1,026         -           -
    Canal Electric Company                     -           -           914
    Commonwealth Gas Company                   -           -           112
                                           $71,309     $70,283     $ 1,026

                                     No. 2

OPERATING REVENUES:
    Electric                                         $ 3,667
  OPERATING EXPENSES:
    Electricity purchased for resale                               $  561
    Other operation                                                 3,106

To eliminate electricity purchased from third parties by Canal
    Electric Company, acting as agent for Commonwealth Electric
    Company and Cambridge Electric Light Company, including related transmission costs.

<PAGE 16>

                                                                 EXHIBIT A-2
                                                                 PAGE 5 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)


                                     No. 3

OPERATING REVENUES:
    Electric                                      $36,726
  OPERATING EXPENSES:
    Electricity purchased for resale                              $36,472
    Other operation                                                   254

To eliminate intercompany sales of electricity, including transmission costs, by Canal Electric Company to Commonwealth Electric Company
   ($29,403,000) and Cambridge Electric Light Company ($7,323,000) from the Seabrook nuclear power plant.

                                     No. 4

OPERATING REVENUES:
    Gas                                           $   133
  OPERATING EXPENSES:
    Fuel used in electric and steam production                    $   133

To eliminate intercompany end-user transportation charges by Commonwealth Gas Company to Cambridge Electric Light Company

                                     No. 5

OPERATING REVENUES:
    Electric                                      $ 1,002
  OPERATING EXPENSES:
    Other operation                                               $ 1,002

To eliminate intercompany rents billed by Commonwealth Electric
   Company to Cambridge Electric Light Company and Canal
   Electric Company.

                                     No. 6

OPERATING REVENUES:
    Other                                         $51,703
  OPERATING EXPENSES:
    Other operation                                               $51,703

To eliminate intercompany billing by COM/Energy Services Company to the other subsidiaries.

<PAGE 17>

                                                                 EXHIBIT A-2
                                                                 PAGE 6 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)


                                     No. 7

OTHER INCOME:
  Equity in earnings of subsidiaries              $243,894
  RETAINED EARNINGS                                                $243,894

  To eliminate Commonwealth Energy System's equity in 1998 earnings (losses) of subsidiaries as follows:

  Cambridge Electric Light Company                $  8,821
  Canal Electric Company                           199,117
  COM/Energy Acushnet Realty                           119
  COM/Energy Cambridge Realty                           (8)
  COM/Energy Freetown Realty                          (553)
  COM/Energy Research Park Realty                    9,915
  COM/Energy Services Company                           42
  COM/Energy Steam Company                           1,119
  Commonwealth Electric Company                     15,109
  Commonwealth Gas Company                          13,269
  Hopkinton LNG Corp.                                  546
  Advanced Energy Systems, Inc.                        837
  COM/Energy Resources, Inc.                             8
  COM/Energy Marketing, Inc.                        (1,385)
  COM/Energy Technologies, Inc.                     (3,062)
                                                  $243,894

                                     No. 8

OTHER INCOME:
    Interest - subsidiaries                       $ 2,912
  INTEREST CHARGES:
    Intercompany advances                                         $ 2,912

To eliminate interest income of Commonwealth Energy System from subsidiaries as follows:

  Advanced Energy Systems, Inc.                   $2,283
  COM/Energy Freetown Realty                         169
  COM/Energy Marketing, Inc.                         168
  COM/Energy Technologies, Inc.                       73
  Commonwealth Electric Company                       63
  Hopkinton LNG Corp.                                 54
  COM/Energy Research Park Realty                     39
  Cambridge Electric Light Company                    35
  COM/Energy Steam Company                            22
  Canal Electric Company                               5
  Commonwealth Gas Company                             1
                                                  $2,912

<PAGE 18>

                                                                 EXHIBIT A-2
                                                                 PAGE 7 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

(Dollars in Thousands)


                                     No. 9

OTHER INCOME:
    Other, net                                    $   839
  INTEREST CHARGES:
    Intercompany advances                                         $   839

  To eliminate intercompany interest income and expense as follows:

                                                   Income         Expense

  Darvel Realty Trust                             $   428         $   -
  COM/Energy Research Park Realty                     272             -
  Commonwealth Gas Company                             51             130
  COM/Energy Steam Company                             24             -
  Advanced Energy Systems, Inc.                        16             -
  Canal Electric Company                               15              52
  COM/Energy Acushnet Realty                           11             -
  Cambridge Electric Light Company                      8             294
  Hopkinton LNG Corp.                                   7             -
  COM Energy Marketing, Inc.                            3             -
  COM/Energy Technologies, Inc.                         2             -
  COM/Energy Resources, Inc.                            1             -
  COM/Energy Cambridge Realty                           1             -
  Commonwealth Electric Company                       -               363
                                                  $   839         $   839

                                    No. 10

OPERATING REVENUES:
    Electric                                      $    56
  OPERATING EXPENSES:
    Other operation                                               $    56

To eliminate intercompany billing of fixed charges on a transformer by Canal Electric Company to Commonwealth Electric Company.

                                    No. 11

OPERATING EXPENSES:
    Fuel used in electric and steam production    $   207
  OPERATING EXPENSES:
    Other operation                                               $   207

To eliminate intercompany billing for operating expenses from Cambridge Electric Light Company to COM/Energy Steam Company.

                                    No. 12

OTHER INCOME:
    Other, net                                    $    74
  OPERATING EXPENSES:
    Other operation                                               $    74

To eliminate intercompany rent billed by Cambridge Electric Light
  Company to COM/Energy Steam Company.

<PAGE 19>

                                                                 EXHIBIT A-2
                                                                 PAGE 8 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

(Dollars in Thousands)


                                    No. 13

OPERATING REVENUES:
    Other                                         $9,834
  OPERATING EXPENSES:
    Cost of Gas Sold                                              $9,834

To eliminate intercompany billing by Hopkinton LNG Corp. to Commonwealth
  Gas Company.

<PAGE 20>


                                                                EXHIBIT A-3
                                                                PAGE 1 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)





                                                    Eliminations
                                                    and Reclass-
                                       Consolidated  ifications     Total

Balance at December 31, 1997             $275,795     $ 91,669     $367,464
  Add-
    Net income for the year                54,404      243,894      298,298
                                          330,199      335,563      665,762

  Deduct-
    Cash dividends-
      System-
        Common shares                      34,928          -         34,928
        Preferred shares                      930          -            930
      Subsidiaries-
        Common stock                          -         46,828       46,828
                                           35,858       46,828       82,685

Balance at December 31, 1998             $294,341     $288,735     $583,076

<PAGE 21>

                                                                EXHIBIT A-3
                                                                PAGE 2 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)





                                                                  Cambridge
                                       Commonwealth               Electric
                                       Energy       Subsidiaries  Light
                                       System       Combined      Company

Balance at December 31, 1997             $275,795     $ 91,669     $ 11,607
  Add-
    Net income for the year                54,404      243,894        8,821
                                          330,199      335,563       20,428

  Deduct-
    Cash dividends-
      System-
        Common shares                      34,928          -            -
        Preferred shares                      930          -            -
      Subsidiaries-
        Common stock                          -         46,828        4,246
                                           35,858       46,828        4,246

Balance at December 31, 1998             $294,341     $288,735     $ 16,182

<PAGE 22>

                                                                EXHIBIT A-3
                                                                PAGE 3 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)





                                Canal      COM/Energy  COM/Energy  COM/Energy
                                Electric   Acushnet    Cambridge   Freetown
                                Company    Realty      Realty      Realty

Balance at December 31, 1997    $ 53,130    $    375    $     13    $(21,315)
  Add-
    Net income for the year      199,117         119          (8)       (553)
                                 252,247         494           5     (21,868)

  Deduct-
    Cash dividends-
      System-
        Common shares                -           -           -           -
        Preferred shares             -           -           -           -
      Subsidiaries-
        Common stock              10,282         -           -           -
                                  10,282         -           -           -

Balance at December 31, 1998    $241,965    $    494    $      5    $(21,868)

<PAGE 23>

                                                                EXHIBIT A-3
                                                                PAGE 4 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)





                                                                     Common-
                                 COM/Energy  COM/Energy  COM/Energy  wealth
                                 Research    Services    Steam       Electric
                                 Park Realty Company     Company     Company

Balance at December 31, 1997      $   582     $   (42)    $   959    $31,993
  Add-
    Net income for the year         9,915          42       1,119     15,109
                                   10,497         -         2,078     47,102

  Deduct-
    Cash dividends-
      System-
        Common shares                 -           -           -          -
        Preferred shares              -           -           -          -
      Subsidiaries-
        Common stock                9,000         -           765     10,118
                                    9,000         -           765     10,118

Balance at December 31, 1998      $ 1,497     $   -       $ 1,313    $36,984

<PAGE 24>

                                                                EXHIBIT A-3
                                                                PAGE 5 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)





                                     Common-
                                     wealth       Darvel       Hopkinton
                                     Gas          Realty       LNG
                                     Company      Trust        Corp.


Balance at December 31, 1997         $ 16,871     $   (250)    $    382
  Add-
    Net income for the year            13,269          -            546
                                       30,140         (250)         928

  Deduct-
    Cash dividends-
      System-
        Common shares                     -            -            -
        Preferred shares                  -            -            -
      Subsidiaries-
        Common stock                   12,142          -            275
                                       12,142          -            275

Balance at December 31, 1998         $ 17,998     $   (250)    $    653

<PAGE 25>

                                                                EXHIBIT A-3
                                                                PAGE 6 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                            (Dollars in Thousands)




                                             COM/        COM/        COM/
                                 Advanced    Energy      Energy      Energy
                                 Energy      Re-         Market-     Tech-
                                 Systems,    sources,    ing,        nologies,
                                 Inc.        Inc.        Inc.        Inc.

Balance at December 31, 1997      $  (903)    $  (59)     $   (759)  $   (915)
  Add-
    Net income for the year           837          8        (1,385)    (3,062)
                                      (66)       (51)       (2,144)    (3,977)

  Deduct-
    Cash dividends-
      System-
        Common shares                 -          -             -          -
        Preferred shares              -          -             -          -
      Subsidiaries-
        Common stock                  -          -             -          -
                                      -          -             -          -

Balance at December 31, 1998      $   (66)   $   (51)     $ (2,144)  $ (3,977)

<PAGE 26>

                                                               EXHIBIT A-4
                                                               PAGE 1 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                     Eliminations
                                                     and Reclass-
                                      Consolidated    ifications     Total

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $  961,462           -        $961,462
    Gas                                   392,135           -         392,135
    Other                                 115,558           286       115,844
    Leased property, net                   12,322           -          12,322
                                        1,481,477           286     1,481,763
    Less: Accumulated depreciation
          and amortization                462,153           -         462,153
    Net Property, Plant and Equipment   1,019,324           286     1,019,610

INVESTMENTS:
  Restricted cash - long-term             172,239      (172,239)          -
  Equity in common stock and earnings
    of subsidiary companies                   -         704,506       704,506
  Advances to associate companies             -          80,185        80,185
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                       10,391           -          10,391
    Other, at cost                          3,640           -           3,640
                                          186,270       612,452       798,722

CURRENT ASSETS:
  Cash                                     74,840       193,333       268,173
  Restricted cash                          21,094       (21,094)          -
  Accounts receivable:
    Affiliated companies                      -         232,960       232,960
    Other                                 131,148           -         131,148
  Reserve for uncollectible accounts       (9,084)          -          (9,084)
  Unbilled revenues                        21,211           -          21,211
  Inventories, at average cost-
    Materials and supplies                  7,833           -           7,833
    Natural gas                            24,519           -          24,519
    Electric production fuel oil              572           -             572
  Prepaid property taxes                    8,112           -           8,112
  Prepaid income taxes                        -          17,197        17,197
  Other                                     5,466            86         5,552
    Total Current Assets                  285,711       422,482       708,193

DEFERRED CHARGES:
  Regulatory assets                       210,628           -         210,628
  Intangible asset                         29,685           -          29,685
  Deferred tax asset                        9,022       108,868       117,890
  Other                                    22,248           -          22,248
    Total Deferred Charges                271,583       108,868       380,451

TOTAL                                  $1,762,888    $1,144,088    $2,906,976

<PAGE 27>

                                                                EXHIBIT A-4
                                                                PAGE 2 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                                   Cambridge
                                      Commonwealth                 Electric
                                      Energy        Subsidiaries   Light
                                      System        Combined       Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $      -      $  961,462    $  134,537
    Gas                                       -         392,135           -
    Other                                     -         115,844         7,042
    Leased property, net                      -          12,322           -
                                              -       1,481,763       141,579
    Less: Accumulated depreciation
          and amortization                    -         462,153        47,179
    Net Property, Plant and Equipment         -       1,019,610        94,400

INVESTMENTS:
  Restricted cash - long-term                 -             -             -
  Equity in common stock and earnings
    of subsidiary companies               704,506           -             -
  Advances to associate companies           9,010        71,175        27,450
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                          -          10,391         9,906
    Other, at cost                            -           3,640             5
                                          713,516        85,206        37,361

CURRENT ASSETS:
  Cash                                          9       268,164           778
  Restricted cash                             -             -             -
  Accounts receivable:
    Affiliated companies                    7,709       225,251        10,745
    Other                                     -         131,148        11,213
  Reserve for uncollectible accounts          -          (9,084)         (465)
  Unbilled revenues                           -          21,211         3,489
  Inventories, at average cost-
    Materials and supplies                    -           7,833           717
    Natural gas                               -          24,519           -
    Electric production fuel oil              -             572            35
  Prepaid property taxes                      -           8,112         1,410
  Prepaid income taxes                      3,170        14,027           -
  Other                                        30         5,522           324
    Total Current Assets                   10,918       697,275        28,246

DEFERRED CHARGES:
  Regulatory assets                           -         210,628        70,372
  Intangible asset                            -          29,685           -
  Deferred tax asset                          -         117,890        10,687
  Other                                       194        22,054           536
    Total Deferred Charges                    194       380,257        81,595

TOTAL                                  $  724,628    $2,182,348    $  241,602

<PAGE 28>

                                                                EXHIBIT A-4
                                                                PAGE 3 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                 COM/     COM/       COM/
                                       Canal     Energy   Energy     Energy
                                       Electric  Acushnet Cambridge  Freetown
                                       Company   Realty   Realty     Realty

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $257,904  $    -    $    -    $    -
    Gas                                     -         -         -         -
    Other                                     9       553         3     2 932
    Leased property, net                 11,119       -         -         -
                                        269,032       553         3     2 932
    Less: Accumulated depreciation
          and amortization               77,081       -         -         -
    Net Property, Plant and Equipment   191,951       553         3     2 932

INVESTMENTS:
  Restricted cash - long-term               -         -         -         -
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies        42,235       230        15       -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         -
    Other, at cost                        2,800       -         -         -
    Total Investments                    45,035       230        15       -

CURRENT ASSETS:
  Cash                                  258,944         9        11        12
  Restricted cash                           -         -         -         -
  Accounts receivable:
    Affiliated companies                 13,642       -         -         -
    Other                                 9,736        59       -         -
  Reserve for uncollectible accounts        -         -         -         -
  Unbilled revenues                         659       -         -         -
  Inventories, at average cost-
    Materials and supplies                1,268       -         -         -
    Natural gas                             -         -         -         -
    Electric production fuel oil            -         -         -         -
  Prepaid property taxes                    -          15         1        67
  Prepaid income taxes                      -           1         2         2
  Other                                     884         2         1         9
    Total Current Assets                285,133        86        15        90

DEFERRED CHARGES:
  Regulatory assets                      18,745       -         -         -
  Intangible asset                          -         -         -         -
  Deferred tax asset                        -         -         -       3,780
  Other                                   5,840       -         -          11
    Total Deferred Charges               24,585       -         -       3,791

TOTAL                                  $546,704  $    869  $     33  $  6,813

<PAGE 29>

                                                                EXHIBIT A-4
                                                                PAGE 4 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                     COM/        COM/       COM/     Common-
                                     Energy      Energy     Energy   wealth
                                     Research    Services   Steam    Electric
                                     Park Realty Company    Company  Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $    -    $    -    $    -    $569,021
    Gas                                     -         -         -         -
    Other                                   -         251     8,287       -
    Leased property, net                    -       1,203       -         -
                                            -       1,454     8,287   569,021
    Less: Accumulated depreciation
          and amortization                  -         251     4,860   182,345
    Net Property, Plant and Equipment       -       1,203     3,427   386,676

INVESTMENTS:
  Restricted cash - long-term               -         -         -         -
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies           -         -         310       -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         485
    Other, at cost                          -         -         -          14
                                            -         -         310       499

CURRENT ASSETS:
  Cash                                        7     1,019        11     3,584
  Restricted cash                           -         -         -         -
  Accounts receivable:
    Affiliated companies                     28     5,182        85   185,826
    Other                                    55       128     1,637    41,183
  Reserve for uncollectible accounts        -         -         -      (1,069)
  Unbilled revenues                         -         -         609     6,096
  Inventories, at average cost-
    Materials and supplies                  -         -           6     2,669
    Natural gas                             -         -         -         -
    Electric production fuel oil            -         -         -         -
  Prepaid property taxes                    -         -          43     3,153
  Prepaid income taxes                    2,975       -          74     5,195
  Other                                      49       455        42     1,192
    Total Current Assets                  3,114     6,784     2,507   247,829

DEFERRED CHARGES:
  Regulatory assets                         -         -         -     101,895
  Intangible asset                          -         -         -         -
  Deferred tax asset                        -       3,867       -      30,838
  Other                                     -       3,021        32     1,618
    Total Deferred Charges                  -       6,888        32   134,351

TOTAL                                  $  3,114  $ 14,875  $  6,276  $769,355

<PAGE 30>

                                                                EXHIBIT A-4
                                                                PAGE 5 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                        Common-
                                        wealth      Darvel     Hopkinton
                                        Gas         Realty     LNG
                                        Company     Trust      Corp.

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                            $    -      $    -      $    -
    Gas                                  392,135         -           -
    Other                                  1,543       1,777      43,090
    Leased property, net                     -           -           -
                                         393,678       1,777      43,090
    Less: Accumulated depreciation
          and amortization               120,811         -        27,820
    Net Property, Plant and Equipment    272,867       1,777      15,270

INVESTMENTS:
  Restricted cash - long-term                -           -           -
  Equity in common stock and earnings
    of subsidiary companies                  -           -           -
  Advances to associate companies            -           930         -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                         -           -           -
    Other, at cost                             9         -           -
                                               9         930         -

CURRENT ASSETS:
  Cash                                       427           4           8
  Restricted cash                            -           -           -
  Accounts receivable:
    Affiliated companies                     785       7,650       1,271
    Other                                 41,302       5,228         -
  Reserve for uncollectible accounts      (2,346)     (5,204)        -
  Unbilled revenues                       10,358         -           -
  Inventories, at average cost-
    Materials and supplies                 1,366         -           -
    Natural gas                           24,519         -           -
    Electric production fuel oil             -           -           -
  Prepaid property taxes                   3,135         -           288
  Prepaid income taxes                     5,034         -           -
  Other                                      874         150         335
    Total Current Assets                  85,454       7,828       1,902

DEFERRED CHARGES:
  Regulatory assets                       19,616         -           -
  Intangible asset                           -           -           -
  Deferred tax asset                         -           -           -
  Other                                    5,298         106           7
    Total Deferred Charges                24,914         106           7

TOTAL                                   $383,244    $ 10,641    $ 17,179

<PAGE 31>

                                                                EXHIBIT A-4
                                                                PAGE 6 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1998

                            (Dollars in Thousands)


                                               COM/       COM/       COM/
                                     Advanced  Energy     Energy     Energy
                                     Energy    Re-        Market-    Tech-
                                     Systems,  sources,   ing,       nologies,
                                     Inc.      Inc.       Inc.       Inc.

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                          $    -    $    -     $    -     $    -
    Gas                                    -         -          -          -
    Other                               47,268  -               117      2,972
    Leased property, net                   -         -          -          -
                                        47,268       -          117      2,972
    Less: Accumulated depreciation
          and amortization               1,637       -          -          169
    Net Property, Plant and Equipment   45,631       -          117      2,803

INVESTMENTS:
  Restricted cash - long-term              -         -          -          -
  Equity in common stock and earnings
    of subsidiary companies                -         -          -          -
  Advances to associate companies          -           5        -          -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                       -         -          -
  Other, at cost                            12       -          -          800
                                            12         5        -          800

CURRENT ASSETS:
  Cash                                   3,334         4          8          4
  Restricted cash                          -         -          -          -
  Accounts receivable:
    Affiliated companies                    23       -           10          4
    Other                               12,635       -        6,782      1,190
  Reserve for uncollectible accounts       -         -          -          -
  Unbilled revenues                        -         -          -          -
  Inventories, at average cost-
    Materials and supplies                 -         -          -        1,807
    Natural gas                            -         -          -          -
    Electric production fuel oil           537       -          -          -
  Prepaid property taxes                   -         -          -          -
  Prepaid income taxes                     603       -          141        -
  Other                                    884         1         56        264
    Total Current Assets                18,016         5      6,997      3,269

DEFERRED CHARGES:
  Regulatory Assets                        -         -         -           -
  Intangible asset                       29,685      -         -           -
  Deferred tax asset                     68,678       40       -           -
  Other                                   2,625      -          128      2,832
    Total Deferred Charges              100,988       40        128      2,832

TOTAL                                 $ 164,647 $     50   $  7,242   $  9,704

<PAGE 32>

                                                                 EXHIBIT A-4
                                                                 PAGE 7 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1998
                            (Dollars in Thousands)

                                                      Eliminations
                                                      and Reclass-
                                        Consolidated   ifications    Total

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,540,550
    shares outstanding (8,766 shares
    issued during 1998)                   $   43,081   $     -     $   43,081
  Subsidiaries                                   -       251,594      251,594
  Amounts paid in excess of par value        112,170     164,575      276,745
  Retained earnings                          294,341     288,735      583,076
    Total Common Share Equity                449,592     704,904    1,154,496

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 24,000 shares
       authorized and outstanding              2,280         -          2,280
      Series B, 8.10%, 36,800 shares
       authorized and outstanding              3,520         -          3,520
      Series C, 7.75%, 61,200 shares
       authorized and outstanding              5,580         -          5,580
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     385,602         -        385,602
        Total Capitalization                 846,574     704,904    1,551,478
  Capital Lease Obligations-Non Current       10,982         -         10,982

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                     2,000         -          2,000
    Advances from affiliates                     -        80,185       80,185
    Maturing long-term debt                   49,000         -         49,000
      Total Interim Financing                 51,000      80,185      131,185

  Other Current Liabilities -
    Current sinking fund requirements          8,123         -          8,123
    Accounts payable -
      Affiliates                                 -       232,960      232,960
      Other                                  106,952         -        106,952
    Dividends declared                         8,732         -          8,732
    Customers' deposits                        3,911         -          3,911
    Accrued taxes -
      Income                                 134,768       8,818      143,586
      Local property and other                10,633         -         10,633
    Accrued interest                           5,213          86        5,299
    Capital lease obligations                  1,340         -          1,340
    Other                                     49,211         -         49,211
      Total Other Current Liabilities        328,883     241,864      570,747
      Total Current Liabilities              379,883     322,049      701,932

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes              -       117,135      117,135
  Regulatory liabilities                     375,207         -        375,207
  Unamortized investment tax credits          21,616         -         21,616
  Other                                      128,626         -        128,626
    Total Deferred Credits and Reserves      525,449     117,135      642,584

TOTAL                                     $1,762,888  $1,144,088   $2,906,976

<PAGE 33>

                                                                EXHIBIT A-4
                                                                PAGE 8 of 13
              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1998
                            (Dollars in Thousands)

                                                                     Cambridge
                                        Commonwealth                 Electric
                                        Energy        Subsidiaries   Light
                                        System        Combined       Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,540,550
    shares outstanding (8,766 shares
    issued during 1998)                   $  43,081   $      -     $     -
  Subsidiaries                                  -        251,594       8,665
  Amounts paid in excess of par value       112,170      164,575      27,953
  Retained earnings                         294,341      288,735      16,182
    Total Common Share Equity               449,592      704,904      52,800

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 24,000 shares
       authorized and outstanding             2,280          -           -
      Series B, 8.10%, 36,800 shares
       authorized and outstanding             3,520          -           -
      Series C, 7.75%, 61,200 shares
       authorized and outstanding             5,580          -           -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     20,000      365,602       7,301
        Total Capitalization                480,972    1,070,506      60,101
  Capital Lease Obligations-Non Current         -         10,982         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                      -          2,000         -
    Advances from affiliates                    -         80,185         -
    Maturing long-term debt                  30,000       19,000      10,000
      Total Interim Financing                30,000      101,185      10,000

  Other Current Liabilities -
    Current sinking fund requirements           820        7,303         100
    Accounts payable -
      Affiliates                            201,051       31,909       2,818
      Other                                   1,851      105,101       8,328
    Dividends declared                        8,732           -          -
    Customers' deposits                         -          3,911         378
    Accrued taxes -
      Income                                    -        143,586      20,514
      Local property and other                  -         10,633       1,468
    Accrued interest                             23        5,276         463
    Capital lease obligations                   -          1,340         -
    Other                                       151       49,060       4,326
      Total Other Current Liabilities       212,628      358,119      38,395
      Total Current Liabilities             242,628      459,304      48,395

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes             -        117,135         -
  Regulatory liabilities                        -        375,207      69,502
  Unamortized investment tax credits            -         21,616       1,274
  Other                                       1,028      127,598      62,330
    Total Deferred Credits and Reserves       1,028      641,556     133,106

TOTAL                                     $ 724,628   $2,182,348  $  241,602

<PAGE 34>

                                                                EXHIBIT A-4
                                                                PAGE 9 of 13
              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1998
                            (Dollars in Thousands)

                                                  COM/     COM/      COM/
                                        Canal     Energy   Energy    Energy
                                        Electric  Acushnet Cambridge Freetown
                                        Company   Realty   Realty    Realty

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,540,550
    shares outstanding (8,766 shares
    issued during 1998)                 $    -     $   -    $   -    $    -
  Subsidiaries                            38,080       325       25    26,000
  Amounts paid in excess of par value      8,321       -        -         -
  Retained earnings                      241,965       494        5   (21,868)
    Total Common Share Equity            288,366       819       30     4,132

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 24,000 shares
       authorized and outstanding            -         -        -         -
      Series B, 8.10%, 36,800 shares
       authorized and outstanding            -         -        -         -
      Series C, 7.75%, 61,200 shares
       authorized and outstanding            -         -        -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     -         -        -         -
        Total Capitalization             288,366       819       30     4,132
  Capital Lease Obligations-Non Current   10,551       -        -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                   -         -        -         -
    Advances from affiliates                 -         -        -       2,255
    Maturing long-term debt                  -         -        -         -
      Total Interim Financing                -         -        -       2,255

  Other Current Liabilities -
    Current sinking fund requirements        -         -        -         -
    Accounts payable -
      Affiliates                           8,678         2        1        21
      Other                               31,327       -        -          20
    Dividends declared                       -         -        -         -
    Customers' deposits                      -         -        -         -
    Accrued taxes -
      Income                             121,712       -        -           1
      Local property and other                30        42        1        67
    Accrued interest                         -         -        -         -
    Capital lease obligations                568       -        -         -
    Other                                  3,309       -        -         317
      Total Other Current Liabilities    165,624        44        2       426
      Total Current Liabilities          165,624        44        2     2,681

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes       64,383         6        1       -
  Regulatory liabilities                     -         -        -         -
  Unamortized investment tax credits       8,427       -        -         -
  Other                                    9,353       -        -         -
    Total Deferred Credits and Reserves   82,163         6        1       -

TOTAL                                   $546,704   $   869  $    33  $  6,813

<PAGE 35>

                                                                EXHIBIT A-4
                                                                PAGE 10 of 13
              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1998
                            (Dollars in Thousands)

                                      COM/        COM/      COM/     Common-
                                      Energy      Energy    Energy   wealth
                                      Research    Services  Steam    Electric
                                      Park Realty Company   Company  Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,540,550
    shares outstanding (8,766 shares
    issued during 1998)                 $    -    $    -    $    -    $    -
  Subsidiaries                               350       325     2,550    51,099
  Amounts paid in excess of par value        -         -         -      97,112
  Retained earnings                        1,497       -       1,313    36,984
    Total Common Share Equity              1,847       325     3,863   185,195

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 24,000 shares
       authorized and outstanding            -         -         -         -
      Series B, 8.10%, 36,800 shares
       authorized and outstanding            -         -         -         -
      Series C, 7.75%, 61,200 shares
       authorized and outstanding            -         -         -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     -         -         -     143,651
        Total Capitalization               1,847       325     3,863   328,846
  Capital Lease Obligations-Non Current      -         431       -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                   -         -         -         -
    Advances from affiliates                 860       -         -      40,350
    Maturing long-term debt                  -         -         -         -
      Total Interim Financing                860       -         -      40,350

  Other Current Liabilities -
    Current sinking fund requirements        -         -         -       3,553
    Accounts payable -
      Affiliates                               5       236     1,818    14,159
      Other                                  -         948       322    26,370
    Dividends declared                       -         -         -         -
    Customers' deposits                      -         -         -       2,206
    Accrued taxes -
      Income                                 -         839       -         -
      Local property and other               -           6        49     3,343
    Accrued interest                         -         -         -       3,751
    Capital lease obligations                -         772       -         -
    Other                                    -         510        19    20,484
      Total Other Current Liabilities          5     3,311     2,208    73,866
      Total Current Liabilities              865     3,311     2,208   114,216

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          402       -          64       -
  Regulatory liabilities                     -         -         -     297,693
  Unamortized investment tax credits         -         -          26     6,224
  Other                                      -      10,808       115    22,376
    Total Deferred Credits and Reserves      402    10,808       205   326,293

TOTAL                                   $  3,114  $ 14,875  $  6,276  $769,355

<PAGE 36>

                                                                EXHIBIT A-4
                                                                PAGE 11 of 13
              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1998
                            (Dollars in Thousands)

                                          Common-
                                          wealth      Darvel    Hopkinton
                                          Gas         Realty    LNG
                                          Company     Trust     Corp.

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,540,550
    shares outstanding (8,766 shares
    issued during 1998)                   $    -     $    -     $    -
  Subsidiaries                              71,425      1,700         50
  Amounts paid in excess of par value       27,739        -        3,450
  Retained earnings                         17,998       (250)       653
    Total Common Share Equity              117,162      1,450      4,153

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 24,000 shares
       authorized and outstanding              -          -          -
      Series B, 8.10%, 36,800 shares
       authorized and outstanding              -          -          -
      Series C, 7.75%, 61,200 shares
       authorized and outstanding              -          -          -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                   102,150        -          -
        Total Capitalization               219,312      1,450      4,153
  Capital Lease Obligations-Non Current        -          -          -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                     -          -          -
    Advances from affiliates                30,825        -          165
    Maturing long-term debt                    -          -        9,000
      Total Interim Financing               30,825        -        9,165

  Other Current Liabilities -
    Current sinking fund requirements        3,650        -          -
    Accounts payable -
      Affiliates                             3,393         27         27
      Other                                 26,287        -          153
    Dividends declared                         -          -          -
    Customers' deposits                      1,327        -          -
    Accrued taxes -
      Income                                   -           22          7
      Local property and other               3,251        -          337
    Accrued interest                         1,057        -            5
    Capital lease obligations                  -          -          -
    Other                                   18,073        250         65
      Total Other Current Liabilities       57,038        299        594
      Total Current Liabilities             87,863        299      9,759

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes         40,767      8,892      2,584
  Regulatory liabilities                     8,012        -          -
  Unamortized investment tax credits         5,263        -          402
  Other                                     22,027        -          281
    Total Deferred Credits and Reserves     76,069      8,892      3,267

TOTAL                                     $383,244   $ 10,641   $ 17,179

<PAGE 37>

                                                               EXHIBIT A-4
                                                               PAGE 12 of 13
              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1998
                            (Dollars in Thousands)

                                                  COM/      COM/     COM/
                                        Advanced  Energy    Energy   Energy
                                        Energy    Re-       Market-  Tech-
                                        Systems,  sources,  ing,     nologies,
                                        Inc.      Inc.      Inc.     Inc.
CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,540,550
    shares outstanding (8,766 shares
    issued during 1998)                 $    -     $   -     $   -   $    -
  Subsidiaries                            42,200       100     1,200    7,500
  Amounts paid in excess of par value        -         -         -        -
  Retained earnings                          (66)      (51)   (2,144)  (3,977)
    Total Common Share Equity             42,134        49      (944)   3,523

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 24,000 shares
       authorized and outstanding            -         -         -        -
      Series B, 8.10%, 36,800 shares
       authorized and outstanding            -         -         -        -
      Series C, 7.75%, 61,200 shares
       authorized and outstanding            -         -         -        -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                 112,500       -         -        -
        Total Capitalization             154,634        49      (944)   3,523
  Capital Lease Obligations-Non Current      -         -         -        -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                 2,000       -         -        -
    Advances from affiliates                 -         -       3,440    2,290
    Maturing long-term debt                  -         -         -        -
      Total Interim Financing              2,000       -       3,440    2,290

  Other Current Liabilities -
    Current sinking fund requirements        -         -         -        -
    Accounts payable -
      Affiliates                             301         1       132      290
      Other                                3,833       -       4,494    3,019
    Dividends declared                       -         -         -        -
    Customers' deposits                      -         -         -        -
    Accrued taxes -
      Income                                 -         -         -        491
      Local property and other             2,035       -           6       (2)
    Accrued interest                         -         -         -        -
    Capital lease obligations                -         -         -        -
    Other                                  1,706       -           1      -
      Total Other Current Liabilities      7,875         1     4,633    3,798
      Total Current Liabilities            9,875         1     8,073    6,088

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          -         -          36      -
  Regulatory liabilities                     -         -         -        -
  Unamortized investment tax credits         -         -         -        -
  Other                                      138       -          77       93
    Total Deferred Credits and Reserves      138       -         113       93

TOTAL                                   $164,647   $    50   $ 7,242 $  9,704

<PAGE 38>

                                                            EXHIBIT A-4
                                                            PAGE 13 of 13

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      NOTE TO CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

Consolidated long-term debt, including                   Less Current
premiums, at December 31, 1998 is                        Sinking Fund
summarized as follows:                                   Requirements
                                              Amount     and Current
Bonds, Mortgages and Similar Debt -         Outstanding  Maturities     Net

Commonwealth Energy System -
 10-Year 10.58% Senior Notes, Due 6/28/99    $ 10,000
 2-Year Term Loan, variable rate
  5.673% at 12/31/98, Due 7/01/00              40,000
                                               50,000      $30,000    $20,000

Cambridge Electric Light Company -
 30-Year 7 3/4% Notes, Series D, Due 6/1/02     2,401
  7-Year 8.04% Notes, Series G, Due 3/1/99     10,000
 15-Year 8.7% Notes, Series H, Due 3/1/07       5,000
                                               17,401       10,100      7,301

Commonwealth Gas Company -
 First Mortgage Bonds:
   Series I, 8.99%, Due 12/1/01                10,800
   Series J, 9.95%, Due 12/1/20                25,000
   Series K, 7.11%, Due 12/30/33               35,000
   Series L, 6.54%, Due 9/30/07                10,000
   Series M, 7.04%, Due 9/30/17                25,000
                                              105,800        3,650    102,150

Commonwealth Electric Company -
 Notes:
   15-Year, 9.50%, Due 12/1/04                  7,500
   18-Year, 9.55%, Due 12/1/07                 10,000
   25-Year, 9.53%, Due 12/1/14                 10,000
   30-Year, 9.60%, Due 12/1/19                 10,000
   10-Year, 7.43%, Due 1/1/03                  15,000
   15-Year, 7.70%, Due 1/1/08                  10,000
   20-Year, 7.98%, Due 1/1/13                  25,000
   30-Year, 8.47%, Due 1/1/23                  15,000
 Term Loans:
   15-Year 9.30%, Due 1/1/02                   29,967
   25-Year 9.37%, Due 1/1/12                   14,737
                                              147,204        3,553    143,651

Advanced Energy Systems, Inc. -
   23-Year 6.924% Senior Note, Due 8/26/21    112,500          -      112,500


Hopkinton LNG Corp. -
    1-Year Term Loan, variable rate,
     6.924% at 12/31/98, Due 12/29/99           9,000        9,000        -

                                             $441,905      $56,303   $385,602

<PAGE 39>


                                                                 EXHIBIT A-5
                                                                 PAGE 1 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                       ENTRY NUMBER
                                                 (See Pages 4, 5, and 6)
               ASSETS                          Total       1            2

PROPERTY, PLANT AND EQUIPMENT:
  Other                                     $      286   $    -     $    -

INVESTMENTS:
  Restricted cash - long-term                 (172,239)       -          -
  Equity in common stock and earnings
    of subsidiary companies                    704,506    704,506        -
  Advances to associate companies               80,185        -       80,185
                                               612,452    704,506     80,185
CURRENT ASSETS:
  Cash                                         193,333        -          -
  Restricted cash                              (21,094)       -          -
  Accounts receivable -
    affiliated companies                       232,960        -      232,960
  Prepaid income taxes                          17,197        -          -
  Other                                             86        -          -
                                               422,482        -      232,960

DEFERRED CHARGES                               108,868        -          -

                                            $1,144,088   $704,506   $313,145

    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                            $  251,594   $251,594   $    -
    Amounts paid in excess of par value        164,575    164,575        -
    Retained earnings                          288,735    288,337        -
      Total Common Share Equity                704,904    704,506        -

CURRENT LIABILITIES:
  Interim Financing -
    Advances from associate companies           80,185        -       80,185

  Other Current Liabilities -
    Accounts payable - affiliate companies     232,960        -      232,960
    Accrued taxes - income                       8,818        -          -
    Accrued interest                                86        -          -
                                               241,864        -      232,960
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes            117,135        -          -

                                            $1,144,088   $704,506   $313,145

<PAGE 40>

                                                                 EXHIBIT A-5
                                                                 PAGE 2 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                        ENTRY NUMBER
                                                 (See Pages 4, 5, and 6)
               ASSETS                            3         4          5

PROPERTY, PLANT AND EQUIPMENT:
  Other                                       $   286   $    -     $   -

INVESTMENTS:
  Restricted cash - long-term
  Equity in common stock and earnings
    of subsidiary companies                       -          -         -
  Advances to associate companies                 -          -         -
                                                  -          -         -
CURRENT ASSETS:
  Cash                                            -          -         -
  Restricted cash                                 -          -         -
  Accounts receivable -
    affiliated companies                          -          -         -
  Prepaid income taxes                            -       17,197       -
  Other                                           -          -          86
                                                  -       17,197        86

DEFERRED CHARGES                                  -      108,868       -

                                              $   286   $126,065   $    86


    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                              $   -     $    -     $   -
    Amounts paid in excess of par value           -          -         -
    Retained earnings                             398        -         -
      Total Common Share Equity                   398        -         -

CURRENT LIABILITIES:
  Interim Financing -
    Advances from associate companies             -          -         -

  Other Current Liabilities -
    Accounts payable - affiliated companies       -          -         -
    Accrued taxes - income                        -        8,818       -
    Accrued interest                              -          -          86
                                                  -        8,818        86
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes              (112)   117,247       -

                                              $   286   $126,065   $    86

<PAGE 41>

                                                                 EXHIBIT A-5
                                                                 PAGE 3 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1998

                            (Dollars in Thousands)

                                                    ENTRY NUMBER
                                               (See Pages 4, 5, and 6)
               ASSETS                                       6

PROPERTY, PLANT AND EQUIPMENT:
  Other                                                 $    -

INVESTMENTS:
  Restricted cash - long-term                           (172,239)
  Equity in common stock and earnings
    of subsidiary companies                                  -
  Advances to associate companies                            -
                                                        (172,239)
CURRENT ASSETS:
  Cash                                                   193,333
  Restricted cash                                        (21,094)
  Accounts receivable -
    affiliated companies                                     -
  Prepaid income taxes                                       -
  Other                                                      -
                                                         172,239

DEFERRED CHARGES                                             -

                                                        $    -


    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                                        $    -
    Amounts paid in excess of par value                      -
    Retained earnings                                        -
      Total Common Share Equity                              -

CURRENT LIABILITIES:
  Interim Financing -
    Advances from associate companies                        -

  Other Current Liabilities -
    Accounts payable - affiliated companies                  -
    Accrued taxes - income                                   -
    Accrued interest                                         -
                                                             -
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes                          -

                                                        $    -

<PAGE 42>

                                                                 EXHIBIT A-5
                                                                 PAGE 4 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1998

                            (Dollars in Thousands)


                                     No. 1

Common shares - subsidiaries                            $251,594
Amounts paid in excess of par value                      164,575
Retained Earnings                                        288,337

   INVESTMENTS - Equity in common stock and earnings
                 of subsidiaries                                  $704,506

   To eliminate Parent company investment in common stock and earnings of subsidiary companies. Income of subsidiaries recorded on equity accounting basis on Parent company statements.



                                  Common
                                  Shares   Amounts Paid           System's
                                   Par     in Excess of Retained  Equity in
                                  Value     Par Value   Earnings Subsidiaries

Cambridge Electric Light Company $  8,665    $ 27,953   $ 16,182   $ 52,800
Canal Electric Company             38,080       8,321    241,965    288,366
COM/Energy Acushnet Realty            325         -          494        819
COM/Energy Cambridge Realty            25         -            5         30
COM/Energy Freetown Realty         26,000         -      (21,868)     4,132
COM/Energy Research Park Realty       350         -        1,497      1,847
COM/Energy Services Company           325         -          -          325
COM/Energy Steam Company            2,550         -        1,313      3,863
Commonwealth Electric Company      51,099      97,112     36,984    185,195
Commonwealth Gas Company           71,425      27,739     17,998    117,162
Darvel Realty Trust                 1,700         -         (648)     1,052
Hopkinton LNG Corp.                    50       3,450        653      4,153
Advanced Energy Systems, Inc.      42,200         -          (66)    42,134
COM/Energy Resources, Inc.            100         -          (51)        49
COM/Energy Marketing, Inc.          1,200         -       (2,144)      (944)
COM/Energy Technologies, Inc.       7,500         -       (3,977)     3,523
                                 $251,594    $164,575   $288,337   $704,506


                                     No. 2

Advances from affiliates                                $ 80,185
Accounts payable - Affiliates                            232,960

   INVESTMENTS - Advances to affiliates                           $ 80,185
   Accounts receivable - Affiliates                                232,960

   To eliminate intercompany accounts as follows:

<PAGE 43>

                                                                EXHIBIT A-5
                                                                PAGE 5 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1998

                            (Dollars in Thousands)


                               Investments-  Accounts    Advances   Accounts
                               Advances to  Receivable-   from      Payable-
                               Affiliates   Affiliates  Affiliates Affiliates

Cambridge Electric Light Company  $27,450    $ 10,745     $   -     $  2,818
Canal Electric Company             42,235      13,642         -        8,678
COM/Energy Acushnet Realty            230         -           -            2
COM/Energy Freetown Realty            -           -         2,255         21
COM/Energy Cambridge Realty            15         -           -            1
COM/Energy Research Park Realty       -            28         860          5
COM/Energy Services Company           -         5,182         -          236
COM/Energy Steam Company              310          85         -        1,818
Commonwealth Electric Company         -       185,826      40,350     14,159
Commonwealth Energy System          9,010       7,709         -      201,051
Commonwealth Gas Company              -           785      30,825      3,393
Darvel Realty Trust                   930       7,650         -           27
Hopkinton LNG Corp.                   -         1,271         165         27
Advanced Energy Systems, Inc.         -            23         -          301
COM/Energy Resources, Inc.              5         -           -            1
COM/Energy Marketing, Inc.            -            10       3,440        132
COM/Energy Technologies, Inc.         -             4       2,290        290
                                  $80,185    $232,960     $80,185   $232,960


                                     No. 3

Retained earnings                                         $   398
   PROPERTY, PLANT AND EQUIPMENT:
       Other                                                         $   286
   DEFERRED CREDITS AND RESERVES:
       Accumulated deferred income taxes                                 112

   To eliminate intercompany interest capitalized by Darvel
       Realty Trust.


                                     No. 4

CURRENT LIABILITIES:
   Accrued income taxes                                   $  8,818

DEFERRED CREDITS AND RESERVES:
   Accumulated deferred income taxes                       117,247

CURRENT ASSETS:
   Prepaid income taxes                                            $ 17,197

   DEFERRED CHARGES                                                 108,868


   To reclassify income taxes.

<PAGE 44>

                                                                EXHIBIT A-5
                                                                PAGE 6 of 6

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1998

                            (Dollars in Thousands)


                                     No. 5

CURRENT LIABILITIES:
   Accrued interest                                      $ 86
       CURRENT ASSETS:
         Other                                                     $ 86

   To eliminate intercompany interest receivable and payable on money pool transactions as follows:

                                                      Receivable   Payable

   Canal Electric Company                                $13         $ -
   Darvel Realty Trust                                    33           -
   Commonwealth Gas Company                                -          31
   Commonwealth Electric Company                           -          33
   Cambridge Electric Light Company                        8          22
   COM/Energy Steam Company                                1           -
   COM/Energy Acushnet Realty                              1           -
   Hopkinton LNG Corp.                                     2           -
   COM/Energy Research Park Realty                        28           -
                                                         $86         $86


                                     No. 6

INVESTMENTS:
   Restricted cash - long-term                        $172,239
CURRENT ASSETS:
   Restricted cash                                      21,094

       CURRENT ASSETS:
         Cash                                                      $193,333

   To reclassify cash.

<PAGE 45>

                                                                EXHIBIT C
                                                                PAGE 1 of 1

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
               DESCRIPTION OF PROPERTIES - ITEM 2 OF FORM U-3A-2
                               DECEMBER 31, 1998

               ELECTRIC                               Generating Stations

                                                                  Rated KW
Company and Generating Station Locations             Type       Capacity (a)

Cambridge Electric Light Company
  Blackstone Street, Cambridge, Massachusetts        Steam         12,500


(a) Manufacturer's maximum name plate rating of generating units as reported in Schedule 1, F.E.R.C. Power System Statement Form No. 12.



Notes:

  (1) Substantially all of the system's non-nuclear generating units were sold on December 30, 1998 pursuant to its electric industry plan that was approved by the Massachusetts Department of Telecommunications and Energy and is consistent with the Electric Industry Restructuring Act passed by the Massachusetts legislature in 1997.

  (2) Canal Electric Company is a joint-owner, together with several other New England utility companies, of the Seabrook 1 nuclear power plant which is located in Seabrook, New Hampshire. The Company has a 3.52% interest in this 1,150,000 KW unit, with an entitlement of approximately 40 MW of power.

  (3) None of the subsidiary companies owns any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of The Commonwealth of Massachusetts with the exception of a 20% undivided joint interest in a transmission line from the Massachusetts border to a point in the Boston Edison Company system in the vicinity of West Medway, Massachusetts and a 3.8% interest in the Hydro-Quebec Phase II transmission facilities from Monroe, New Hampshire to West Medway, Massachusetts.

  (4) In order to provide service to customers, each electric company maintains substations, transmission and distribution lines. The gas company maintains high and low pressure gas mains for distribution of natural gas to customers. All of such property, plant and equipment of each of the companies is located within franchise areas located in The Commonwealth of Massachusetts.

<PAGE 46>

                                                                EXHIBIT D
                                                                PAGE 1 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1998


                                              Sales at Retail or Wholesale
                                            Electricity           Gas
                                               (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company            1,558,182,423
Canal Electric Company                      4,917,663,737
Commonwealth Gas Company                                       38,090,257
Commonwealth Electric Company               4,966,101,595
     Total                                 11,441,947,755      38,090,257

Elimination (detailed below)                2,577,925,729             -
Consolidated                                8,864,022,026      38,090,257

Detail of Intercompany Sales

Commonwealth Electric Company Sales -
  To: Canal Electric Company                   11,420,500
      Commonwealth Gas Company                  1,087,492
                                               12,507,992

Canal Electric Company Sales -
  To: Cambridge Electric Light Company        511,544,297
      Commonwealth Electric Company         2,053,873,440
                                            2,565,417,737

Total Elimination                           2,577,925,729


                                        Distributed at Retail Outside State
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None

                                             Sales at Wholesale Outside
                                               State or at State Line
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None

<PAGE 47>

                                                                EXHIBIT D
                                                                PAGE 2 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1998


                                               Purchases Outside State
                                                   or at State Line
                                           Electricity          Gas
                                              (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company              75,211,208        None
Canal Electric Company                       295,538,737        None
Commonwealth Gas Company                        None            None
Commonwealth Electric Company                   None            None

     Total                                   370,749,945

Elimination                                      -

Consolidated                                 370,749,945 (A)


(A) Excluding power interchanged in the New England Power Pool (Pool) of (414,906,946) KWH. Power is supplied to the Pool by companies in the six-state New England region. No determination is made as to the state of origin of the power which is distributed.